82-3675

ADVENT COMMUNICATIONS CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Communications Corp. (the "Company") will be held at 2550 - 555 West Hastings Street, Vancouver, British Columbia on Thursday, the 20th day of June, 2002 at 10:00 a.m. for the following purposes:

AR/S

12-31-01

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2001, together with the auditors' report thereon and the report of the directors of the Company.

2. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3. To approve the granting of incentive stock options to Directors and employees of the Company during the ensuing year at such prices and in such amounts as are determined by the Directors of the Company and as are acceptable with the appropriate Regulatory Authorities.

4. To approve the exercise of stock options by directors and insiders and any amendment of stock option agreements granted by the Company of prices and amounts agreed by the Directors and acceptable with regulatory authorities.

5. To approve and authorize the Company to issue shares, from time to time, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding Brokers' Warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities, and the resulting possible effective change in control of the Company in consequence thereof.

6. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

7. To elect Directors for the ensuing year.

8. To transact any other business which may properly come before the Meeting.

SUPPL

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 16th day of May, 2002.

BY ORDER OF THE BOARD

"VICTOR CHUI"
President

INFORMATION CIRCULAR
FOR THE MEETING OF SHAREHOLDERS
OF ADVENT COMMUNICATIONS CORP.
TO BE HELD ON JUNE 20, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Advent Communications Corp.** (the "Company") for use at the Annual General Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his or her shares at the Meeting by completing the form of proxy provided with this information circular. The persons named as proxyholder on the accompanying proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited at **Pacific Corporate Trust Company** not less than forty-eight (48) hours before the time of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 and its fax number is (604) 689-8144.

REVOCATION OF PROXY

A proxy may be revoked either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of proxy will vote the shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction such shares will be voted in favour of the matters described on the proxy.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of proxy. At the time of printing this Circular, the Management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on **May 13, 2002**.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 12,691,556 are issued and outstanding. The Company has no other class of voting securities.

Holders of the outstanding shares in the capital of the Company on the record date, will on a poll or ballot be entitled to such votes per share as provided by the articles and memorandum, provided they are present in person or by proxy.

To the knowledge of the management of the Company, no members beneficially own, directly or indirectly, or exercise control or direction, over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and officers of the Company are soliciting proxies by issuance of the within circular. Those persons, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Shares
Victor Chui	President and Director	1,070,000
Anthony Kei-Fat Chan	Director	595,834
Edgar Pang	Secretary and Director	333,900
Sin-Kuen Yau	Director	150,000

ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on April 25, 2002.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2001 will be placed before the Meeting for approval by the shareholders.

REMUNERATION OF MANAGEMENT AND OTHERS

FORM 51-904F
BC SECURITIES ACT AND REGULATIONS

SUMMARY COMPENSATION TABLE

The following table sets out the compensation received by each of the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Occupation (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Victor Chui President, and CEO	2001	48,000.54	nil	nil	nil	nil	nil	nil
	2000	48,000.57	nil	nil	175,000	nil	nil	nil
	1999	50,057.31	nil	nil	400,000	nil	nil	nil

LONG TERM INCENTIVE PLANS-AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company did not make any awards to the Named Executive Officers under its Long-Term Incentive Plans during the most recently completed fiscal year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

No options were granted to the Named Executive Officers during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

No options were exercised by any Named Executive Officer during the most recently completed financial year.

COMPENSATION OF DIRECTORS

(a) There are no stated arrangements under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

(b) There are no other arrangements in addition to or in lieu of any standard arrangement under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, senior officer, proposed nominee for Director or any associate or affiliate of any of them has been indebted to the Company for other than routine indebtedness.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A. Ratification of Acts of Directors

The management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

B. Granting Of Stock Options

Management proposes to seek approval for the granting of incentive stock options (options may have special rights attached) during the ensuing year to Directors and employees of the Company at such prices and in such amounts as are determined by the Directors and as are acceptable with the appropriate Regulatory Authorities.

Management also proposes to seek approval for the exercise of stock options by directors and insiders and any amendment of stock option agreements granted by the Company of prices and amounts agreed by the Directors and acceptable with regulatory authorities.

C. Future Financing

The Company may, from time to time, issue shares in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding Brokers' Warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities, and the resulting possible effective change in control of the Company consequent thereon.

D. Appointment Of Auditors

The management of the Company will recommend to the Meeting to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix their renumeration.

E. Election Of Directors

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Annual General Meeting. The Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors at the Annual Meeting.

Name	**Principal Occupation**	**Director Since**	**Number of Shares Beneficially Owned, Controlled or Directed**
VICTOR CHUI 1185 Sutton Place West Vancouver, BC V7S 2L3 **President and a Director**	General Manager, Am-Call Paging, 1991 to present; Salesman, New York Life, 1990 to 1991, Sales and Marketing, Arnold Trading Co. (Canada) Ltd., 1989 to 1990	Apr. 24/92	1,070,000
ANTHONY KEI-FAT CHAN 3329 Robson Drive Coquitlam, BC V3E 2X8 **Director**	Banking Sub-Manager and Head of Credit Department, Shanghai Commercial Bank Ltd., 1969 to 1992; Vice President, Am-Call Paging, 1993 to Present	Apr. 24/92	595,834
EDGAR PANG 54 Delhi Crescent Markham, Ontario L4R 4J6 **Secretary and a Director**	Vice-President - Finance, Am Call Paging Corp., 1991 to present; Vice-President - Loans, Hang Seng Bank, 1990 to 1991; Vice-President, Branch Manager, Ka Wah Bank, 1979 to 1990	Apr. 24/92	333,900

SIN-KUEN YAU 120 East 59th Avenue Vancouver, BC V5X 1X6 **Director**	Sales Manager, Am Call Paging, 1992 to present; Sales Manager, Vantel Trading, 1990 to 1992; Operations Manager, East Asia Professional Photo Lab, 1979 to 1990	Apr. 24/92	150,000

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the directors are ordinarily resident in Canada.

F. Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company, not effecting a change in control of the Company, or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF
ADVENT COMMUNICATIONS CORP.

"VICTOR CHUI"
President

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Advent Communications Corp.		Dec. 31, 01	02/04/30

ISSUER ADDRESS				
#1103 - 3779 Sexsmith Road				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Richmond	B.C.	V6X 3Z9	(604)2780880	(604)2798868
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
Victor Chui		President		(604)2798868
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
info@advent-comm.com		www.advent-comm.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Victor Chui	02/04/30
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	Anthony Chan	02/04/30

Advent Communications Corp.

Consolidated Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver, British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

March 15, 2002

Auditors' Report

To the Shareholders of
Advent Communications Corp.

We have audited the consolidated balance sheets of **Advent Communications Corp.** as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, except for the adoption of CICA 3500, "Earnings per share", as explained in note 2 to the financial statements, on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Advent Communications Corp.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current assets		
Cash	1,519,350	742,562
Accounts receivable	429,813	758,835
Inventories	306,919	352,107
Prepaid expenses	27,316	23,876
	2,283,398	1,877,380
Property and equipment (note 3)	1,312,207	1,426,949
	3,595,605	3,304,329
Liabilities		
Current liabilities		
Bank indebtedness (note 4)	-	70,605
Accounts payable and accrued liabilities	1,273,912	1,200,888
Deferred revenue	169,292	270,255
Current portion of mortgage loans (note 6)	56,011	34,470
	1,499,215	1,576,218
Customer deposits	20,279	38,115
Advances from shareholders (note 5)	900,000	300,000
Mortgage loans (note 6)	591,119	652,682
	3,010,613	2,567,015
Shareholders' Equity		
Capital stock (note 7)	2,691,160	2,691,160
Deficit	(2,106,168)	(1,953,846)
	584,992	737,314
	3,595,605	3,304,329

Commitments (note 10)

Contingent liability (note 11)

Approved by the Board of Directors

_______________ Director _______________ Director

Advent Communications Corp.
Consolidated Statements of Deficit
For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Deficit - Beginning of year	(1,953,846)	(2,042,622)
(Loss) net earnings for the year	(152,322)	88,776
Deficit - End of year	(2,106,168)	(1,953,846)

Advent Communications Corp.

Consolidated Statements of Operations

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Sales of pagers and cellular phones	7,957,737	6,778,127
Cost of sales	6,089,033	4,856,120
	1,868,704	1,922,007
Pager and air time rental	425,566	833,607
Less: Air time charges	157,545	289,280
	268,021	544,327
	2,136,725	2,466,334
Other income	61,589	118,002
Gross profit	2,198,314	2,584,336
Expenses		
Salaries, commissions and benefits	1,136,618	1,060,810
Rent and utilities	238,714	246,540
Marketing and promotion	238,556	304,604
Office and miscellaneous	209,229	208,744
Business development	97,345	187,911
Professional fees	91,324	113,138
Depreciation	78,014	133,408
Insurance	39,146	29,623
Automobile and travel	29,694	22,865
Business and property taxes	20,116	19,648
Bad debts	7,943	21,231
Transfer agent and listing fees	3,912	4,842
Repairs and maintenance	513	998
Amortization of acquired subscriber base	-	46,107
	2,191,124	2,400,469
Bank charges and interest	102,907	75,038
Interest on mortgage loans	46,518	57,295
Loss (gain) on disposal of property and equipment	10,087	(37,242)
	2,350,636	2,495,560
(Loss) net earnings for the year	(152,322)	88,776
Earnings (loss) per share (note 8)		

Advent Communications Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Cash flows from operating activities		
(Loss) net earnings for the year	(152,322)	88,776
Items not affecting cash		
Amortization of acquired subscriber base	-	46,107
Depreciation	78,014	133,408
Loss (gain) on disposal of property and equipment	10,087	(37,242)
	(64,221)	231,049
Changes in non-cash working capital		
Accounts receivable	329,022	(332,640)
Inventories	45,188	(122,387)
Prepaid expenses	(3,440)	7,874
Accounts payable and accrued liabilities	73,024	221,281
Deferred revenue	(100,963)	(241,397)
	342,831	(467,269)
	278,610	(236,220)
Cash flows from investing activities		
Purchase of property and equipment	(58,359)	-
Proceeds from disposal of property and equipment	85,000	47,295
	26,641	47,295
Cash flows from financing activities		
Repayment of obligation under capital lease	-	(3,529)
(Decrease) increase in customer deposits	(17,836)	6,570
Advances from shareholders	610,000	538,281
Repayment of advances from shareholders	(10,000)	(533,309)
Repayment of mortgage loans	(40,022)	(22,129)
Proceeds from issuance of common shares	-	302,700
	542,142	288,584
Increase in cash and cash equivalents	847,393	99,659
Cash and cash equivalents - Beginning of year	671,957	572,298
Cash and cash equivalents - End of year	1,519,350	671,957
Cash and cash equivalents consist of		
Cash	1,519,350	742,562
Bank indebtedness	-	(70,605)
	1,519,350	671,957
Supplementary cash flow information		
Interest paid	74,864	95,670
Interest received	19,216	25,209

1 Nature of operations

These consolidated financial statements of the company have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. The company's ability to continue as a going concern is dependent upon the ability of the company to renew existing financing and its ability to maintain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the company not be able to continue as a going concern.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Communications Corp. and its wholly owned subsidiaries, Am-Call Wireless Inc., EZPage Communications Inc. and Am-Call Paging Corp. (California) (collectively, the company).

On December 31, 2000 and July 31, 2001, respectively, Am-Call Paging Corp. (California) and EZPage Communications Inc. were dissolved.

Foreign currency translation

Am-Call Paging Corp. (California) is an integrated foreign operation and, accordingly, the subsidiary's accounts have been translated into Canadian dollars using the temporal method. Monetary assets and liabilities are translated at the exchange rate on the balance sheet date. All other amounts are translated at the exchange rate in effect on the transaction date. Exchange gains and losses are included in office and miscellaneous expenses in the statement of earnings.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Leases

Leases are classified as either capital or operating. Leases that substantially transfer all of the benefits and risks of ownership of property to the company are accounted for as capital leases. At the inception of a capital lease, an asset is recorded together with its related long-term obligation to reflect its acquisition and financing. Assets recorded under capital leases are amortized in accordance with company policy. Rental payments under operating leases are expensed as incurred.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Except for the portion included in current liabilities, it is considered that such deposits are not refundable within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and bank lines of credit, which are an integral part of the company's cash management.

Earnings per common share

Effective January 1, 2001, the Company adopted the CICA's recommendation related to computing earnings per share. These recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. The company has adopted these recommendations retroactively. The application of these new applications has had no impact on the comparative earnings per share calculation.

The potential exercise of stock options have not been reflected because the company has a net loss for the period and the exercise of these instruments would have an anti-dilutive impact on the earnings per share. Hence, the computation of diluted loss per share is not shown in the table in note 8.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

3 Property and equipment

			2001	2000
	Cost $	Accumulated amortization $	Net $	Net $
Land	613,732	-	613,732	613,732
Building	685,651	118,279	567,372	591,012
Leasehold improvements	288,266	248,973	39,293	2,183
Paging services operating system and terminal	171,453	138,288	33,165	160,017
Furniture, fixtures and equipment	143,126	117,847	25,279	31,341
Computer hardware	63,845	47,119	16,726	16,473
Signs	50,830	34,190	16,640	12,191
	2,016,903	704,696	1,312,207	1,426,949

4 Bank indebtedness

	2001 $	2000 $
Line of credit (maximum $180,000) guaranteed by a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1%	-	70,605

5 Advances from shareholders

Advances from shareholders bear interest at 7% (2000 - 9%) and have no fixed terms of repayment. These related creditors have indicated that they have no intention of demanding repayment of these advances during the next 12 months. Accordingly, these advances are classified as a non-current liability in the balance sheet.

6 Mortgage loans

	2001 $	2000 $
Mortgage with interest at prime plus 0.75% and term ending September 30, 2002, monthly repayments of $1,072 including interest, amortized over 18 years, secured by retail premises	130,003	133,964
Mortgage with interest at prime plus 0.875% and term ending September 30, 2002, monthly repayments of $3,150 including interest, amortized over 13 years, secured by retail premises	315,512	331,061
Mortgage with interest at prime plus 1% and term ending October 16, 2002, monthly principal repayments of $917 plus interest, amortized over 11 years, secured by retail premises	119,262	131,777
Mortgage with interest at prime plus 1% and term ending August 1, 2002, monthly principal repayments of $792 plus interest, amortized over 9 years, secured by retail premises	82,353	90,350
	647,130	687,152
Less: Current portion	56,011	34,470
	591,119	652,682

The mortgage loans have various amortization terms ranging from 9 to 18 years. The company agrees interest rate terms for each mortgage loan for a one-year term in order to take advantage of floating interest rates. Principal payments due after one year are classified as long-term liabilities.

Principal payments in each of the next five years are as follows:

	$
2002	50,006
2003	51,408
2004	52,876
2005	54,382
2006	56,022
Thereafter	382,436
	647,130

7 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 1999	11,623,556	2,388,460
Private placement (a)	1,033,000	279,950
Stock options (b)	35,000	22,750
Balance - December 31, 2000 and 2001	12,691,556	2,691,160

a) Private placement

In January 2000, 388,333 of 533,000 warrants issued in August 1999 were exercised for proceeds of $58,250 and the remaining 144,667 warrants were exercised in February 2000 for proceeds of $21,700.

In May 2000, the company issued 500,000 shares at $0.40 per share for $200,000 to a director and to an employee of the company. Each share has an outstanding warrant that entitles the holder to purchase an additional common share of the company at an exercise price of $0.45. These warrants will expire June 2002. As at December 31, 2001, these warrants have not been exercised.

b) Stock options

In February 2000, the company issued 1,200,000 stock options to certain directors and employees of the company at an exercise price of $0.65 per share expiring February 2002. In March 2000, 35,000 of these options were exercised for proceeds of $22,750.

A summary of the company's stock option plan as of December 31, 2001 and 2000 and changes during the years ending on those dates is presented below:

	2001		2000	
	Number of shares ('000)	Weighted average exercise price $	Number of shares ('000)	Weighted average exercise price $
Outstanding - Beginning of year	1,165	0.65	-	-
Granted	-	-	1,200	0.65
Exercised	-	-	(35)	0.65
Forfeited or cancelled	-	-	-	-
Outstanding - End of year	1,165	0.65	1,165	0.65

The following table summarizes stock options outstanding and exercisable:

Options outstanding and exercisable at December 31, 2001

Exercise price $	Number of shares ('000)	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.65	1,165	0.17	0.65

Options outstanding and exercisable at December 31, 2000:

Exercise price $	Number of shares ('000)	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.65	1,165	1.17	0.65

8 Earnings (loss) per share

	2001 $	2000 $
(Loss) net earnings applicable to common shares	(152,322)	88,776
Weighted average number of common stock outstanding	12,691,556	12,457,613
Effect of diluted stock options and warrants	N/A	N/A
Weighted average number of diluted common stock outstanding	12,691,556	12,457,613
Basic (loss) earnings per share	(0.01)	0.007
Diluted (loss) earnings per share	N/A	N/A

9 Income taxes

a) Net future income tax assets comprise the following:

	2001 $	2000 $
Non-capital losses (note 9(b))	191,000	68,000
Property and equipment	56,000	116,000
Subscriber base	44,000	44,000
Other	-	(2,000)
	291,000	226,000

These net future income tax assets have not been recognized.

b) The company has accumulated losses for income tax purposes that may be deducted in the calculation of future taxable income. These non-capital losses will expire as follows:

	$
2004	72,000
2005	97,000
2006	2,000
2008	258,000
	429,000

The tax benefits of these net losses have not been recognized.

10 Commitments

The company has entered into leases for seven retail and office premises that expire between 2002 and 2006. Minimum lease payments are as follows:

	$
2002	98,235
2003	59,347
2004	45,754
2005	40,854
2006	32,648

11 Contingent liability

The company is a defendant in a legal action regarding a breach of an investor relations agreement. The plaintiff is seeking restitution and damages in the amount of $206,000. The outcome of the legal action and the liability, if any, of the company cannot be determined at this time.

12 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. The following summarizes the major methods and assumptions used in estimating the fair value of financial instruments:

a) Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and mortgage loans.

b) The advances from shareholders are valued at their carrying amount included in the balance sheet. Fair value is not practicable to estimate because the advances are non-arm's length and without specific terms of repayment.

c) Rates currently available to the company for mortgage loans with similar terms and remaining maturities are used to estimate the fair value of existing borrowings at the present value of expected cash flows.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash, which bears a floating interest rate, and bank indebtedness, advances from shareholders, and mortgage loans, which bear interest as described in notes 4, 5, and 6 respectively.

Credit risk

The company's exposure to credit risk is limited to the carrying value of its accounts receivable. Approximately 90% of accounts receivable is due from Rogers AT&T, a subsidiary of Rogers Communications Inc.

ADVENT COMMUNICATIONS CORP.
Schedule B

SUPPLEMENTARY INFORMATION

1. Year-to-date requirements

(a) Deferred costs, exploration and development

Deferred revenue represents payments received in advance from customers for pager rental and monthly airtime charges.

(b) General and administration

Marketing and promotion		
Advertising & Promotion	$	226,937
Entertainment		11,619
	$	238,556

Office and miscellaneous		
Office	$	130,152
Telephone		71,670
Miscellaneous		7,407
	$	209,229

Cost of sales		
Cellular phones	$	6,018,989
Pagers		70,044
	$	6,089,033

(C) Expenditure to non-arm's length parties

Advances from shareholders bear interest at 7% per annum and have no specific terms of repayment.

2. For the quarter ended December 31, 2001

(a) Securities issued

None

(b) Options granted

None

3. As at December 31, 2001

(a) Authorized and issued share capital

Authorized - 50,000,000 common shares
Issued and Outstanding - 12,691,556

(b) Summary of options, warrants and convertible until June 12, 2002

1,165,000 stock options at an exercise price of $0.65 per share, which will expire on February 17, 2002.

500,000 share purchase warrants at a price of $0.45 per share if exercised within a period of two years on or before June 12, 2002.

(c) Shares in escrow or subject to pooling

None

(d) List of directors

Directors	**Officers**
Victor Chui	President
Anthony Kei-Fat Chan	
Sin-Kuen Yau	
Edgar Pang	Secretary

ADVENT COMMUNICATIONS CORP.

Schedule C

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Advent Communications Inc. (together with its wholly owned subsidiaries, the "Company") is an independent specialty retailer of cellular and wireless products, services and accessories, with 11 stores in Canada (6 in Toronto and 5 in Vancouver). The Company's stores seek to offer one-stop shopping for consumers to purchase cellular, personal communication services ("PCS"), paging, and other wireless products and services and related accessories.

The Company's business strategy is to offer a wide range of wireless products and services at competitive prices, through conveniently located and attractively designed stores. The Company has historically focussed on the ethnic Asian market, supported by knowledgeable customer service representatives that speak both English and Chinese.

The Company believes that this strategy provides it with a competitive advantage by combining product selection, competitive prices and knowledgeable service in the customers' native language, results in longer term subscriptions with a lower cancellation rate.

The Company's stores typically sell up to 20 different makes and models of cellular and PCS phones and pagers and over 100 stock keeping units ("SKUs") of wireless products and accessories, such as handsfree headsets, batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs.

Since acquiring its initial four stores in 1992, the Company has grown through internal expansion and acquisitions. The Company plans to open or acquire other new stores in Toronto in fiscal 2002. As the Company continues to expand through new store openings, it expects to leverage these investments and improve margins through economies of scale.

In 2001,the Company has dissolved EZPage Communications Inc. as a paging carrier with complete paging infrastructure in order to concentrate on its expanding cellular retail business and to redirect resources towards the development of the Company's Internet business. However, the Company through its subsidiary, Am-Call Wireless Inc. is still offering paging services by buying wholesale air-time from other paging carriers.

The Company's revenues are generated principally from three sources:

EQUIPMENT AND SERVICE PLAN SALES. Equipment and service plan sales involve: (i) the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets; (ii) activation commissions the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service; and, (iii) cellular residual payments, which are based upon a percentage (5% to 8%) of the customers' monthly service charges.

PAGER AND AIR-TIME RENTAL. The Company receives monthly payments made by its paging customers and paging carriers. Paging revenues are received on a monthly basis directly from pager customers for the pager airtime that the Company provides from paging carriers from which the Company buys wholesale air-time and then resells it to individuals and small businesses. In addition, the Company collects a fee on pagers rented to its subscribers. Such paging equipment rental customers have been declining in recent years.

OTHER INCOME. Other income consists of miscellaneous repair work, interest on overdue accounts and other services charges.

Historically, equipment and service plan sales have accounted for most of the Company's net revenues. For example, equipment and service plan sales accounted for 94% of total revenues in 2001, versus 88% in 2000. The total number of paging and cellular (revenue) subscribers increased by 19% from 23,839 at the end of 2000 to 28,379 at the end of 2001. Although the paging subscriber base has continued to decrease due to the declining of paging industry, the Company's cellular residual (revenue) subscriber base has increased by 35%. The decreased cost and increased market penetration of cellular and PCS communications products has also led to a decline in new paging customers and an increase in paging subscriber turnover. This contributed to a decline in the pager rental revenues during the year.

RESULTS OF OPERATIONS

TOTAL REVENUES increased 9% to $8,444,892 in 2001 from $7,729,736 in 2000. The increase in revenues is due to increases in phone sales, net of a decline in pager sales, airtime and rental income.

During the year, equipment and service plan sales of wireless communications equipment increased by $1,179,610 or 15% to $7,957,737 in 2001 from $6,778,127 in 2000. The increase in equipment and service plan sales can be attributed to an increase in same-store revenues resulting from more attractive and lower cost service plans offered by carriers.

Pager and airtime rental revenues decreased by $408,041, or 49%, to $425,566 in 2001 from $833,607 in 2000. The decrease was due to reduced pager airtime and pager rental income resulting from fewer paging customers, as the more versatile cellular and PCS services became more affordable.

Other income in 2001 has decreased by 48% to $61,589 in 2001 from $118,002 in 2000 because of less reconnection fees and other service charges from less paging subscriber base.

GROSS PROFIT decreased by $386,022, or 15% to $2,198,314 in fiscal 2001 from $2,584,336 in fiscal 2000. As a percentage of total net revenues, gross profit margins decreased to 26% in 2001 from 33% in 2000 primarily due to lower income from pager rentals and air-time residuals, and slightly lower margins on cellular phone sales due to competition.

The gross profit on wireless equipment and service plan sales increased by $53,303 or 3% to $1,868,704 in 2001 from $1,922,007 in 2000. The decrease was due to a decrease of profit margin under market competition pressure. The gross profit on pager rental and air-time residual income decreased by $276,306 or 51% to $268,021 in 2001 from $544,327 in 2000. The decrease in gross profit from pager rental and air-time residual income was a result of lower sales, as pagers are being replaced by cellular and PCS products.

EXPENSES

Operating expenses decreased by $209,345, or 9% to $2,191,124 in 2001 from $2,400,469 in 2000. The decrease in operating expenses was primarily due to a $66,048 or 22% decrease in advertising and promotion for paging business, other reasons were: decrease in billing expenses for paging subscribers, moving the paging service center to a new location, less bad debts, etc.

As a percentage of total revenues, operating expenses decreased to 26% of revenues in 2001 from 31% in 2000. The decrease was a result of both higher revenues and the lower operating expenses, which has resulted in a larger, more efficient operation.

The Company spent $97,345 on development and maintenance of Internet websites ***www.i2828.com*** that was classified as Business Development Expenses.

DEPRECIATION decreased by $55,394, or 42% to $78,014 in 2001 from $133,408 in 2000. The decrease in depreciation was attributable to disposal of capital assets and a lower balance of capital assets held during the year than in 2000. Amortization of acquired subscriber base also decreased by $46,107 because all intangible assets have been fully amortized.

BANK CHARGES AND INTEREST EXPENSE on long-term debt obligations increased by $27,869 or 37% to $102,907 in 2001 from $75,038 because of an increase in long term loans.

GAIN / LOSS ON DISPOSAL OF CAPITAL ASSETS PROPERTY AND EQUIPMENT
The loss of $10,087 in 2001 was due to disposal of the paging terminals and infrastructure. Disposal of capital assets in L.A. operations in 2000 has made a gain of $37,242.

NET INCOME (LOSS) decreased by $241,098 or 271% to a loss of ($152,322) (1¢ per share) in 2001 from $88,776 (0.7¢ per share) in 2000. The Company did not have any income taxes payable during the year as a result of utilizing tax losses carried forward from prior years.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements have been primarily to fund its increased inventory requirements and other working capital items, and build-out costs for the new Internet business. The Company has financed its liquidity needs through a combination of borrowings, equity capital contributions from the issuance of treasury stock and cash provided by operations.

The Company's working capital increased by $483,021 to $784,183 at December 31, 2001 from working capital of $301,162 at December 31, 2000. The increase in working capital was caused primarily by an increase in cash flow from financing activities. Accounts receivable and inventory decreased $374,210 to $736,732 at December 31, 2001 from $1,110,942 at December 31, 2000. The decrease in inventory was due to lower unit cost for low-end digital phones. The decrease in accounts receivable was mainly due to increased sales of Rogers AT&T offered retail box products without activation commission in December 2001. Accounts payable and bank indebtedness increased slightly by $2,419 to $1,200,912 at December 31, 2001 from $1,271,493 at December 31, 2000.

The Company's net cash from operating activities increased by $514,830 to $278,610 for the year ended December 31, 2001 compared to net cash required by operating activities of $236,220 for the year ended December 31, 2000. The increase in net cash from operating activities resulted primarily from decreases in accounts receivable and inventories, offset by the operating loss and a decrease in deferred revenue.

The Company's net cash from investing activities decreased to $26,641 in the year ended December 31, 2001 from $47,295 in the year ended December 31, 2000. The decrease in cash from investing activities was primarily attributable to net purchase of property and equipment.

The Company's net cash provided by financing activities increased to $542,142 in 2000 from $288,584 in 2000. With no share insurance in 2001, the increase was primarily due to increase in advances from shareholders.

The Company had cash and cash equivalents of $1,519,350 at December 31, 2001, an increase of $847,393 from the cash balance of $671,957 at December 31, 2000.

FUTURE OUTLOOK AND NEW DEVELOPMENTS

The paging industry will continue to decline, the Company will not expand its paging business but it will continue to sell pagers and paging services in its existing retail stores.

With the new technologies such as GPRS (General Packet Radio Service) and 3-G (third generation of mobile), the cellular industry will be still growing very fast in the coming years. The cellular penetration in Canada is very low compared with European countries, Hong Kong, Japan, Singapore and U.S.A.; the Company anticipates that the cellular phone sales will grow rapidly in the rate of double digits in 2001.

Therefore, the Company is exploring opportunities to expand its retail operations through store openings and acquisitions.

During the year, the Company has launched a new Internet business, its website, **www.i2828.com**, which is a community site currently under testing with the following features:

Personal Page
Members can place photos on their personalized Web pages and have their friends visit and sign their guest books.

Web E-mail
Each member will have access to a free E-mail account with features that include storage space of up to a maximum of 50 megabytes, and notification by PCS or a wireless device upon receipt of new E-mail messages.

E-messaging
Members can stay in touch and communicate with their friends while on-line by sending and receiving instant messages.

E-reminder
Members can set up their own personal calendar and schedules to remind themselves of important events and appointments via E-mail and/or wireless devices notifications.

Forum/Message Board
This feature allows members to voice their opinions and communicate with other ***i2828.com*** members and to chat with other members at the same time.

E-cards
This feature allows members to crate their own greeting cards (in ***Flash*** format) and send the cards to their friends over the Internet.

Points and Awards
Members can earn ***i2828.com*** points while surfing the ***i2828.com*** Web site, and redeem the points for prizes.

E-Chat

Chat rooms allowing members to chat online on their common interested topics, members can also create their own private rooms to discuss topics with their member friends.

The Company continues to develop more features to the ***www.i2828.com*** website on an on going basis. The Company is now developing ***multi-players Internet games*** and ***photo album*** so that members can play more games and store their pictures, drawings and photos into ***www.i2828.com***, which they can share with other members with common interests.

INVESTOR RELATIONS

The Company does not have any contract for investor relation's activities.

2 NEW WAYS TO VOTE

IN ADDITION TO VOTING BY MAIL OR FAX, **<u>REGISTERED HOLDERS</u> MAY VOTE ON THE INTERNET OR BY TELEPHONE 24 hours a day, 7 days a week.** You will need to have the proxy form in hand since you will be prompted to enter your I.D. and Code numbers located beside your name which is printed on the proxy (if the I.D. and Code are not on the proxy, they will be on the back of this flyer), and then will be guided through the simple voting process. You are able to review and change your votes before the voting process records your instructions. You may also revote at a later time. **N.B. If your name, address and codes are not printed on the enclosed form of proxy or on the back of this flyer, your shares are held for you by your broker or other financial advisor, and this flyer has been sent to you in error. Such security owners are unable to use the voting options described herein.**

1.  ***INTERNET VOTING***

Internet Website - <u>http://www.stocktronics.com/webvote</u>

AND

2.  ***TELEPHONE VOTING***

1-888-835-8683

(1-888-TEL-VOTE)

PLEASE NOTE: ***a proxyholder that is not a management proxyholder (i.e. named in the Instrument of Proxy) cannot be appointed by telephone.***

OR RETURN YOUR PROXY BY <u>MAIL</u> TO: 

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street, 10th Floor
Vancouver, B.C.
V6C 3B8

OR RETURN YOUR PROXY BY <u>FAX</u> TO: **(604) 689-8144**



WOULD YOU LIKE TO RECEIVE NOTICE AND ACCESS TO COMPANY MATERIAL OVER THE INTERNET IN THE FUTURE ?
SIMPLY FILL IN YOUR EMAIL ADDRESS AT THE BOTTOM OF THE INTERNET VOTING PAGE.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: **ADVENT COMMUNICATIONS CORP.**

The undersigned certifies that he/she is the owner of securities of **Advent Communications Corp.** (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

Dated: ______________________

____
Signature

____
Name - Please Print

____
Address

____
Name and title of person signing if different from name above

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, B.C.
V6C 3B8

Attention: Stock Transfer Department

Proxy

ANNUAL

GENERAL MEETING OF SHAREHOLDERS OF

ADVENT COMMUNICATIONS CORP.

TO BE HELD AT SUITE 2550, 555 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 4N5

ON THURSDAY, JUNE 20, 2002, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, VICTOR CHUI, a Director of the Company, or failing this person, **EDGAR PANG**, a Director of the Company, or in the place of the foregoing, ______________________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: __________________________

OFFICE OF INTERNATIONAL CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION,FILE NO 82-3675
450 FIFTH STREET N.W. MAIL STOP 3-7
WASHINGTON DC 20549
USA

000000000021

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Ratification of acts of Directors			N/A
2. Grant of Options			N/A
3. Exercise of Options			N/A
4. Future Financing			N/A
5. Appointment of auditors		N/A	
6. To elect as Director, Victor Chui		N/A	
7. To elect as Director, Anthony Kei-Fat Chan		N/A	
8. To elect as Director, Edgar Pang		N/A	
9. To elect as Director, Sin-Kuen Yau		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***(a) A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

   (b) A Registered Shareholder who has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, may cross off the management appointee name or names, insert the Registered Shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the Registered Shareholder's vote will be counted at that time.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; **OR**

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW:)

Voting discretion denied ______________________

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote